Via Facsimile and U.S. Mail
Mail Stop 4720

September 30, 2009

Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604

       Re: **CNA Financial Corporation**
               Form 10-K for the Year Ended December 31, 2008
               Filed on February 24, 2009
               Schedule 14A
               Filed on March 30, 2009
               File No. 001-05823

Dear Mr. Mense:

       We have completed our review of your Form 10-K and of your Schedule 14A and have no further comments at this time.

                 Sincerely,

                 Gus Rodriguez
                 Accounting Branch Chief